UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on January 02, 2025

DATE, TIME AND PLACE: On January 2, 2025, at 4:30 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary.

AGENDA: To take resolution about the election of new Officers without specific designation of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved the election, for a complementary term of office valid until the investiture of the elected persons to compose the Boad of Officers at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2025, the following persons, as Officers without specific designation, all with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP:

(i)	Mrs. Camila Stolf Toledo, Brazilian, married, administrator, holder of Identity Card RG No. 18.600.458 SSP/SP, enrolled in the CPF/MF under No.292.733.028-07;
(ii)	Mr. Marcelo Aleixo, Brazilian, married, administrator, holder of Identity Card RG No. 16.479.965-5 SSP/SP, enrolled in the CPF/MF under No.089.427.488.05;
(iii)	Mr. Marcos José Maia da Silva, Brazilian, married, banker, holder of Identity Card RG No. 207.294.62 SSP/SP, enrolled in the CPF/MF under No. 111.761.448-47;
(iv)	Mrs. Mariana Cahen Margulies, Brazilian, married, administrator, holder of Identity Card RG No. 28.365.612 SSP/SP, enrolled in the CPF/MF under No. 295.667.658-00;
(v)	Mrs. Michele Soares Ishii, Brazilian, married, banker, holder of Identity Card RG No. 22.994.931-9 SSP/SP, enrolled in the CPF/MF under No. 286.592.068-27;
(vi)	Mr. Ricardo de Oliveira Contrucci, Brazilian, married, engineer, holder of Identity Card RG No. 23.504.701 SSP/SP, enrolled in the CPF/MF under No. 191.486.448-46; and
(vii)	Mr. Rudolf Gschliffner, Brazilian, stable union, administrator, holder of Identity Card RG No. 43.500.975-8 SSP/SP, enrolled in the CPF/MF under No. 318.999.308-41.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, January 02, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 2, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer